NEWS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2009 CANADIAN INCOME TAX INFORMATION

Calgary Alberta – February 22, 2010 (TSX – PMT.UN) -- The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2009 T1 Income Tax Return.

The information contained herein is based on PET’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP, RPP, DPSP, or TFSA

No amounts are required to be reported on the 2009 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their PET Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary, and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or PET.

Registered Unitholders of PET who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The Trust has designated the entire 2009 cash distribution of $0.64 per Trust Unit as return on capital and taxable. The attached “Schedule 1” includes supplementary information on the taxable portion of the 2009 cash distributions and is shown on a per Trust Unit basis.  Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated by PET in 2009 to the Unitholders must be reported by the Unitholders in their 2009 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income”, Box 26 on the T3 slips) with respect to record dates January 30, 2009 up to and including December 31, 2009 are included in your “T3 Supplementary”.

Holders of PET Units are required to reduce the Adjusted Cost Base of their Units by the Return of Capital (i.e. “Amount Resulting in Cost Base Adjustment”, (Box 42 on the T3 slips) with respect to record dates January 30, 2009 up to and including December 31, 2009. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as a capital property.

The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2010.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2009 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid or payable by Paramount Energy Trust with respect to record dates for the period January 30, 2009 – December 31, 2009 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) Return of Capital

January 30, 2009	February 17, 2009	0.070	0.070	0.000
February 27, 2009	March 16, 2009	0.070	0.070	0.000
March 31, 2009	April 15, 2009	0.050	0.050	0.000
April 30, 2009	May 15, 2009	0.050	0.050	0.000
May 29, 2009	June 15, 2009	0.050	0.050	0.000
June 30, 2009	July 15, 2009	0.050	0.050	0.000
July 31, 2009	August 17, 2009	0.050	0.050	0.000
August 31, 2009	September 15, 2009	0.050	0.050	0.000
September 22, 2009	October 15, 2009	0.050	0.050	0.000
October 22, 2009	November 16, 2009	0.050	0.050	0.000
November 23, 2009	December 15, 2009	0.050	0.050	0.000
December 31, 2009	January 15, 2010	0.050	0.050	0.000

TOTAL PER UNIT		0.640	0.640	0.000

PET expects to release United States income tax information within the next few weeks.

Forward-looking Information

Certain information regarding PET in this news release including the information regarding receipt of T3 Supplementary slips and United States income tax information may constitute forward-looking statements under applicable securities laws. Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release, which assumptions are based on management  experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focussed Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB.A, PMT.DB.C and PMT.DB.D.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW, Calgary, AB  T2P 3H5

Telephone:  (403) 269-4400      Fax:  (403) 269-4444      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.